January 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Current Report on Form 8-K Filed September 20, 2013 Amendment No. 2 to Current Report on Form 8-K December 9, 2013 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 23, 2013 relating to the Company’s Current Report on Form 8-K (File No. 333-176694) filed with the Commission on September 20, 2013 (the ”Form 8-K”) and Amendment No. 2 to the Form 8-K (“Amendment No.2”) filed with the Commission on December 9, 2013. Amendment No. 3 to the Form 8-K (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Form 8-K to update other disclosures.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

Description of Business, page 6

1.	Please refer to the last paragraph on page 7 and the associated start-up costs and operating expenses. We note your disclosure that you anticipate incurring employee and advertising costs in April of 2014. Please reconcile with your disclosure in the Affinity Groups section on page 10 that you anticipating incurring these costs by the end of the year 2013.

In response to the Staff’s comment, the Company has reconciled the Affinity Groups section on page 10 with the disclosure on page 7.

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Risk Factors, page 13

We may need additional capital to develop our business, page 13

2.	We note your disclosure that you anticipate needing additional funding of $562,700 over the next 12 months to implement the next stages of your business plan. Please reconcile with your disclosure in the Liquidity section on page 23 that you anticipate needing additional funding of $570,688 to carry out your planned operations for the next 12 months.

In response to the Staff’s comment, the Company has reconciled the disclosure on page 13 with the disclosure in Liquidity section on page 23.

Properties, page 26

3.	Please advise, with a view towards revised disclosure in this section, whether Mr. Cheng-Sung has registered a maximum limited mortgage against the 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C.).

Mr. Cheng-Sung has registered the maximum limited mortgage against the 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C).

4.	We note your response to our prior comment 14 that the Land Purchase Contract dated March 26, 2012 remains in full force and effect. We also note that Mr. Cheng-Sung has certain rights with respect to maintaining a mortgage against the land, the sale of the land, and repossession of the land. Please revise this section to clearly detail Mr. Cheng-Sung’s rights with respect to the land. Include enough detail so that investors can clearly understand the company’s qualified ownership of the land.

In response to the Staff’s comment, the Company has revised its discussion of Properties on page 26 and 27. Such revision details Mr. Cheng-Sung’s rights to the land.

Certain Relationships and Related Transactions and Director Independence, page 33

5.	We note your response to our prior comment 14 that the Land Purchase Contract dated March 26, 2012 remains in full force and effect. We also note that Mr. Cheng-Sung has certain rights under such contract. Please revise this section to include the information required by Item 404(a) of Regulation S-K related to this transaction. In this regard, we would expect you to discuss Mr. Cheng-Sung’s rights to maintain a mortgage against the land, consent rights with respect to a sale of the land, rights to certain proceeds with respect to a sale of the land, rights to repossess the land and rights to certain payments from the company upon termination of the contract.

In response to the Staff’s comment, the Company has revised its discussion of Related Transactions on page 35. Such revision discusses the detail of Mr. Cheng-Sung’s rights to the land.

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Exhibit 99.1 - Audited Financial Statements of Da Ren

Note 4. Stockholders Equity, page 8

6.	You indicate that, under the Land Purchase Contract, the land was to be transferred to Da Ren and the purchase amount of TWD 60,000,000 (US$2,025,658) was to be satisfied by the delivery of equivalent value of capital stock to the Seller, Mr. Cheng-Sung. However, based on your response to our prior comment 8, it appears that you did not transfer the shares to the Seller. As such, if no consideration was transferred, please tell us why you considered the sale to be consummated.

In fact, without via the escrow, we directly released to Chang, Cheng-Sung our shares enough to exchange for the Land by instructing our transfer agent to issue our shares to him electronically. Moreover, we listed him on our shareholder list accordingly.

Although Section 8 of the Land Purchase Contract states that” Seller shall deposit all shares obtained in this Contract into the escrow account…”, Section 8 of the Land Purchase Contract merely means that the “physical certificates” of the shares obtained in this contract need to be deposit in the escrow account. In fact, no physical certificates of the shares were issued at the time.

The facts above establish that the consideration under the land purchase contract was transferred and the sale was to be consummated.

7.	While you indicate that there was an oral agreement to transfer title to the Lands to Da Ren on August 12, 2011, it is not clear how you can transfer title prior to a written agreement. In particular, we note that the written Land Purchase contract stipulates, in section 2, that the Seller shall transfer the possession and all title of the Lands, to Da Ren, after the land purchase contract is executed. Please advise or revise, as appropriate.

The laws of Taiwan govern the oral contract made during 2011 and the written contract dated on March 26, 2012. Article 345 of Taiwan Civil Code provides that “A sale is a contract whereby the parties agree that one of them shall transfer to the other his rights over property and the latter shall pay a price for it.”

Here, during 2011, the parties orally agreed that the land’s title should be transferred to Purchaser on August 12, 2011 and Purchaser shall pay to Seller the transaction price of $2,025,658 (TWD 60,000,000) in a manner provided in our written contract dated on March 26, 2012. Consequently, the oral contract made during 2011 is valid and Seller may transfer the land’s title as such. Under the laws of Taiwan, there is no any prohibition to transfer a land’s title before executing of a written contract.

Furthermore, as we stated in our prior response to your prior comment 9, although the section 2 in the written contract requires the land’s title be transferred to Purchaser after executing Contract, both parties mutually agreed to correct it in conform to their performance of transfer of the land’s title before executing Contract.

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8.	Based on your response to our prior comment 10, it is not clear how all the usual risks and rewards of ownership of the Lands were transferred. In this regard, please address the fact that you may not sell the lands without the consent of the Seller, unless the resale price exceeds TWD $60,000,000, and that the seller is entitled to an amount of TWD $60,000,000 upon the sale of the Lands. Also, address the fact that the Seller may terminate such contract and the Lands would revert back to him, at his option, in such event. In particular, your response should address how those two contractual requirements impact the transfer of all risks and rewards of ownership. Furthermore, you should address how the transaction gave you the rights to obtain all of the benefit from the Lands as well as control of the Seller’s access to the Lands along with the related benefits of ownership. For analogous guidance, please refer to ASC 360-20-40-39 and 360-20-40-5. Alternatively, please revise your filing as appropriate.

ASC 360-20-40-7 provides that “A sale shall not be considered consummated until all of the following conditions are met:

a.	The parties are bound by the terms of a contract.

b.	All consideration has been exchanged.

c.	Any permanent financing for which the seller is responsible has been arranged.

d.	All conditions precedent to closing have been performed.”

Here, the fact that the parties have signed a contract and no rescission occurs establishes that the parties are bound by the terms of written contract. The fact that Seller transfers the land’s tile to us, and we instructed our transfer agent to release sufficient shares to Seller establishes that all consideration has been exchanged. Also, the fact that the land’s title has been transferred to us and the shares have been transferred to Seller also establishes that all conditions precedent to closing have been performed and closing has been completed. Moreover, the condition C above doesn’t apply because this condition only applies if the seller has an obligation to arrange permanent financing with a third party.

Moreover, after the execution of the written contract, all risk of loss to the land is transferred to us. And, upon closing under the contract, the transaction has been consummated, and we obtain a qualified ownership to the land. During the negotiation of the written contract, the parties agree that except those rights expressly reserved for Seller under the contract, we obtain all ownership to the land, and are entitled to all benefits from the land plus to control Seller’s access to the land. Even if we may not resell the land without Seller’s consent unless the resale price exceeds TWD$60,000,000, it is no more than a “right” reserved for Seller under the contract. Actually, Seller doesn’t have “obligation” to withhold such consent. Such right reserving for Seller has no any effect to the transfer of risk of loss and our ownership to the land.

Furthermore, instead of “the Seller may terminate such contract and the Lands would revert back to him”, the Section 6 of the contract clearly means that if Seller terminates the contract and assigns to Purchaser the shares obtained in the contract, Seller may reacquire the Land. Similarly, it is no more than a “right” reserved for Seller under the contract, and Seller doesn’t have to terminate the contract and reacquire the land. More importantly, before Seller enforces his right to reacquire the land, he must revert back all shares he obtained from us under the contract. Such right reserving for Seller also has no any effect to the transfer of risk of loss and our ownership to the land.

Moreover, ASC 360-20-40-39 provides that “Land Sale agreements sometimes contain antispeculation clauses that require buyer to develop the land in a specific manner or within a stated period of time. Antispeculation clauses may also prohibit certain uses of the property. If the buyer fails to comply with the provisions of the sales contract, the seller has the right, but not the obligation, to reacquire the property. The seller’s contingent option described would not preclude recognition of a sale if the probability of the buyer not complying is remote.”

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Here, there is no any antispeculation clauses in the written contract dated March 26, 2012. If a sale under a contract with antispeculation clauses would be recognized when the probability of buyer not complying with the clauses is remote, still less would a sale under a contract without such clauses.

Therefore, based on the facts above, our transaction under the written contract has been consummated pursuant to ASC 360-20-40-7 and ASC 360-20-40-39.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886- 03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

Sincerely,

San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing
Email: rayc1179@gmail.com

cc:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and DirectorYu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

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